Filed by Netfin Holdco pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp. (File No. 001-39008)
Commission File No. for the Related Registration Statement: 333-248486

Transcript of

Netfin Acquisition Corp. and Triterras Fintech Pte Ltd.

9th Annual Gateway Conference

September 9, 2020

Participants

Cody Slach - Senior Managing Director, Gateway Investor Relations

Marat Rosenberg - President, Netfin Acquisition Corp.

Jim Groh - Executive Vice President, Triterras Fintech Pte Ltd.

Presentation

Cody Slach - Senior Managing Director, Gateway Investor Relations

Good afternoon. So for our next presentation, we’re excited to have Triterras and Netfin Acquisition Corp. Presenting today will be Marat Rosenberg, who is with Netfin Acquisition. And we have Jim Groh as well, who Netfin is going to be acquiring and presenting from Triterras will be Jim Groh. But I think we’re going to kick it off with Marat to start us off.

Marat Rosenberg - President, Netfin Acquisition Corp.

Great. Thank you, Cody. It’s great to be here. And we appreciate all of you joining us this afternoon and your interest in our company, and obviously, the business combination of Netfin SPAC and Triterras Fintech.

So our investor deck was filed via Form 8-K. For first-time listeners, we were going to go through the deck now. We’re going to try to do it in an abbreviated fashion, to really hit the high points, but leave some time for questions at the end.

So if you could please turn your attention to our deck starting on Slide 3, I would first like to level-set on the specifics of which assets from Triterras we ultimately decided to take into the business combination and our reasoning behind that.

After signing an LOI to acquire both subsidiaries of Triterras, we decided to complete the binding business combination with only its Kratos commodity trade and trade finance platform business and not Rhodium, which is a commodity trader and user of the Kratos platform. While we initially like the Rhodium business, we ultimately felt that having Kratos only would give us a higher earnings multiple. It would be an easier story to tell it for analysts to cover.

We felt that there would be an avoidance of any balance sheet exposure. And again, 90% of the growth in the business that would have been the combined company would have come from Kratos. So in the end, this was an easy decision to ultimately leave out Rhodium and create a 100% fee-based high-margin fast-growing fintech pure play.

Now, going to Slide 4, Triterras Fintech checks every box for the type of asset we wanted to acquire when we started the process. During our IPO show – during our IPO roadshow, we were a bit different, unlike other general fintech SPACs, where we actually focused our mandate on the technology disruption opportunities in trade and trade finance.

And Triterras is really the leading and transformational fintech company that’s leading this movement. To understand why we like the company, first, let me quickly level-set on what trade and trade finance is for those of you who don’t know. So this is not your CBOE futures commodity trading. This is commodity trading business which facilitates the buying and selling of actual physical commodities.

So to use an example, let’s use wheat, and the example is this industry facilitates the movement of wheat from a wheat farmer to a flour manufacturer. And this is done via a middleman commodity trader, who buys the wheat from the farmer and then back-to-back arranges its sale and all the logistics to the manufacturer.

And they do this without taking any price risk. And, of course, they’re making a spread in the process. The same middleman or trader can also arrange for debt financing against the receivable that’s generated, and they could do it either for the farmer or for the manufacturer. This process of debt financing is called trade finance.

And what it allows is the farmer to get paid up front before delivery. And this is while the wheat is in transport. And the middleman trader, ultimately, goes and collects payment from the manufacturer/buyer, but of course after delivery.

So there are 2 key problems that have been in this space for years for traders in an offline environment. First is the shortage of trade finance, because this process has historically been extremely inefficient, paper intensive, complex with documentation errors and also potential for fraud. Regardless of the loan size, lenders have had to use an equal amount of admin to basically protect against these circumstances.

So the cost of doing a $5 million loan or $100 million loan was always the same. So, of course, lenders gravitated towards larger sized more profitable loans. And because of that, it created a big well-documented problem of a $1.5 trillion annual shortage in trade finance loan availability for these sub-$10-million loans, which are typically SMEs or small- to medium-sized enterprises. So that was problem one.

The second biggest problem was trusting the counterparties in the trade, again, because of documentation errors and the complexity of the process, and also the potential for fraud, unless these traders knew the other side. They had a difficult time trusting the other side. So what’s transformational about Triterras and the Kratos platform is that by using blockchain and other technologies to reduce paperwork, eliminate errors and fraud, and increase the speed Triterras is providing transformational benefits and solving key problems for these users.

These are fundamental differences that it’s made in the business. For traders, it gives more access to trade finance, at significantly lower costs than offline options, if they can even find it offline. It also allows for counterparty trust. And with faster trades, it allows for more trading cycles each year and actually drives traders’ revenues higher.

For lenders, equally transformational is that it makes these sub-$10-million loans, which have 9% to 13% high yields more economically viable in mass, because they ultimately are cutting the admin costs over time, and also providing a marketplace of pre-qualified and pre-packaged borrowers, who have to pass a bank-level KYC and AML, just to be able to get onto the platform in the first place.

So for these fundamental reasons Triterras’ Kratos digital marketplace is transforming the industry. It’s one of the world’s highest volume commodity-trading and trade-finance platforms. It’s allowing commodity traders to perform these trades online. And it’s also allowing these lenders to provide trade finance to these traders online.

So what are the key highlights of the business going forward? The company has significant scale. It’s well ahead of its 2020 projections and has great visibility for 2021. It’s been highly profitable since inception, doing $40 million of EBITDA in the current year and $84 million of EBITDA in 2021. This is a user-base that is very loyal and sticky, with average volume per trade are almost twice as high as originally forecast.

There is very good distribution of users and customers. And you basically have seen tremendous network effects already taking place as you track the progression of customers that once represented a higher percentage of the business to now only 11% of the overall revenue contribution to the business.

And this is the only non – the competitive landscape is extremely attractive, because this is the only non-petroleum commodity platform with any scale. Anybody that would start and try to replicate this model, it would take them at least 2 to 3 years. And this company has a huge leadership position and a huge first-mover advantage.

But even – having said that, the company is not resting on its laurels, but furthering its lead by offering one-stop-shop functionality on both desktop and mobile apps, and they’re adding functions like credit insurance, logistics, supply chain finance modules, and also have tremendous low-hanging and accretive M&A opportunities to acquire other traders and cheap offline assets.

None of which, by the way, are modeled in the 2021 or 2020 projections. So for all of these reasons, we believe that Triterras Fintech will deliver very strong financial results for Netfin shareholders. And we hope to complete the business combination in the early part of the fourth quarter, i.e., sometime in late October.

We’ve had a very good close working relationship with Triterras, with the Founder, with the highly experienced management team, and they’re going to continue to run this business post business combination and we look forward to supporting them and the growth plan as a public company and continuing post that to help them continue this growth.

So now, I’d like to turn the call over to Jim Groh from Triterras. Jim?

Jim Groh - Executive Vice President, Triterras Fintech Pte Ltd.

Yeah. Thank you, Marat. I’m Jim Groh. I’m Executive Vice President of Triterras Fintech. It’s a pleasure to be here and I want to thank you all for your interest. When explained something before we get going here to do a deep dive on our investor deck usually takes the better part of 30 minutes, so we have a bit of a time constraint today. I want to make sure that I cover the important things in the time allowed and leave some time for questions. So I’m going to abbreviate certain parts of the deck. I plan on taking about 15 minutes to take you through the deck and then turn it back over to Marat.

So I’m just putting up Slide 5, our management, our Founder and CEO, Srinivas Koneru could not join us today and he sends his apologies to all of you. We are a Singapore headquartered company. So it’s about 3:40 in the morning there right now. As you can see from his bio, Srinivas has a long pattern of success in technology startups and commercialization. Alvin Tan, our CFO works with Srinivas in the Singapore headquarters. Our COO, John Galani offices in London and I am located in Metro Atlanta, Georgia.

So I’m going to skip ahead to Slide 7, the business overview. So a few points I’d like to make, first, as was mentioned, our online digital platform. It’s called Kratos. And we believe it brings transformational benefits to our users. And it does this by being focused on solving industry problems and the really big industry problems. We make money by generating fees off the trading transaction volumes and the trade finance volume sourced on the platform launched only in June 2019, it is already a commercial success. In fact, in the first 4 months of this fiscal year, which was March to June 2020, we generated $2.9 billion in transaction volumes at $720 million a month, putting us on track for this year’s forecast of $7.8 billion or $40 million in EBITDA.

We are growth story, and it’s really driven by 3 factors. We have a massive opportunity to address a well publicized $1.5 trillion annual shortfall in trade finance that faces SME traders. Secondly, we have a strong organic growth model. And lastly, we have a detailed plan of management actions that will serve us as growth catalysts.

Our industry focus is the trading of non-petroleum commodities and we have a broad customer appeal, but especially to the small and medium sized enterprise within that space. And I want to do kind of trade and trade finance in a nutshell for you. In international trade commodities producers need to find and transact across border and across ocean with commodity consumers.

Commodity traders fill that void in that space and they make the trades happen. They link buyers and sellers, they manage the complicated international shipping and logistics, and they finance the transactions. That is they pay the seller upon shipment and collect from the buyer on or after delivery for a transaction that typically takes 150 to 180 days. This is called trade finance. It is a $40 trillion business. We show on the slide so well known international traders, but it is estimated that there’s over 1 million SME traders in the space.

Slide 11 shows that trade and trade finance is a complicated and challenging process usually involving on average 27 interrelated parties, 36 original documents and 240 document copies they have to be updated in the right place at the right time with no tampering. So as we show on Slide 12, the offline management process of trade and trade finance is fairly archaic, paper intensive and costly.

On Slide 13, I want to talk about a huge problem facing many traders and that is the lack of availability of trade finance. Banks prefer to make large loans to large players, simply due to the fact that the cost of sourcing, diligencing and managing a small $10 million loan is the same as $100 million loan. For this and due to the new Basel III regulations on capital reserves, banks have pulled out of the small trade finance loan space.

The bottom line is a situation confirmed by the World Trade Organization that there is a $1.5 trillion annual shortfall in trade finance for the smaller sized SME loans. For hundreds of thousands of traders that’s a problem, but for our company, it’s an opportunity, which brings us to the Kratos platform. It serves traders as operators, traders as borrowers, and lenders of trade finance.

Slide 15 is our business model. Today our platform has 3 modules. The trading module allows buyers and sellers of commodities to trade with each other online. For trades conducted on the platform, Kratos charges a 30 basis point fee on the volume traded. The trade finance module facilitates the availability sourcing and management of trade finance loans between a lender and a trader online.

For trade financing arranged on the platform we charge 130 basis points or 1.3% of the amount of the financing. It is important to note that this pricing is less than the origination fees charged by offline brokers. The third module is the risk management module that provides transparency and risk mitigation tools to facilitate trust between the parties conducting business with each other on the platform.

On Slide 16, we explain how our platform runs on state of the art blockchain technology, which provides us with leading edge transaction management capability and is critical for systematically embedding trust and transparency in the system.

So Slide 17 is a really important slide and I want to spend some time on this, because the ultimate value in any technology development is the benefit, it brings to its community of users. And on Slide 17, we explain these benefits in detail. Please refer to the lender section on the right hand side of the slide. Kratos provides a strong complement of benefits to lenders and it’s attracting a community of them ready, willing and able to make smaller sized loan that is the sub $10 million loan to qualify traders on our platform.

The gross yield in the smaller sized trade finance loans can run 10% to 13%, which is an attractive yield for many investment funds. But as you recall from Slide 13, the main challenge for these funds and the reason for the overall shortages of available trade finance in the marketplace have been the high costs relative to the size of the loan.

The key point is that Kratos now enables lenders to minimize their admin and back office costs, and deluging and managing their loan portfolios to a point where these loans become very attractive. If and when lenders on the platform decided to pursue new borrower clients, the Kratos platform as a built in community of prequalified prospects who have their KYC, AML and financial records already uploaded to the platform for review.

Kratos simply makes it easier and more profitable for lenders to grow and manage their loan portfolios, while meeting the requirements of compliance to international organizations. Our goal was to not only continue to attract traditional trade finance lenders, but to attract a new community of alternative lenders who wish to enter the trade finance business. Clearly, we’re focused on that $1.5 trillion annual shortfall.

Turning our attention to traders on the left hand side of the slide. First and foremost, their benefit is the increased availability of trade finance on the platform. Lack of trade finance is oftentimes cited by traders as the biggest growth constraint that they have, and it’s a problem that Kratos was designed to fix. Traders that operate in our digital environment, find that a platform provides them with additional fraud protection and risk mitigation tools, enhances reporting and analysis, and basically, they make some more money on increased volumes.

On Slide 18, we speak to the competitive landscape, and just a couple of takeaways I’ll mention. Obviously, this space is ripe for digitization and platforms are great need in the industry. Second is that blockchain is the killer app. And thirdly and most importantly, in the online space, our platform Kratos is the only non-petroleum trade and trade finance commodity of scale. Our guys in the front lines will tell you that they simply don’t hear our SME clients referring to any competitive platforms in the world of commodity trading and trade finance we operate in.

On Slide 19, we outlined our strong competitive situation we combined years of operating expertise in trade and trade finance, along with our CEOs technical development capability to create something very unique in our industry. We have a first mover advantage and have a scaled and growing network. And as we all know in the digital business scaled networks are hard to replace. And in the near-term, we are providing new modules on their platform which will expand its utility and customer appeal dramatically.

On to Slide 21, the diagram on the right hand of this slide talks about how we built that the head start that we talked about on the previous slide, we kick started the platform with the trading business volume of Rhodium resources, which is a physical commodity trader, which our CEO was invested in, in which provided the required critical mass of traders and transaction volumes to run a viable platform.

We then ended the trade finance module in February 2020. And to date, the onboard of lenders that we estimate have $17 billion of assets under management ready, willing and able to provide trade finance to our community of traders. Those lenders in turn have attracted more new traders giving us growth momentum. We do want to point out that although the initial Rhodium volume kick started the platform, we have seen a tremendous rate of adoption by independent third parties.

Our total revenue contribution from all Rhodium subsidiaries is expected to be only 15% of our 2020 revenues and less than later years. And thinking back to June 2019, Rhodium was 100% of our business, we believe it’s a testament to the adoption by third parties and basically how that happened is illustrated on Slide 22, which is so called network effect. As a trader/lender joins the platform, we are finding that they themselves oftentimes work to bring their counterparties onto the platform. For example, if you are a seller, you want your buyers to enroll or vice versa. Basically, when somebody is on the platform, they see it as a better system for conducting their business with their existing relationship.

Combined with this strong organic growth model, as we outlined on Slide 23, we have a number of management initiatives plan to either drive growth, enhanced our competitive position for engage our clients, and more with an aspiration that they never have to leave the platform in the conduct of their business. We have 2 new modules planned this year credit insurance and logistics, and we believe both of them are going to bring great value to our customers. We’re also planning a mobile application. And in addition, we’d like to mention we are designing a pilot program on supply chain financing, a new form of trade finance, which has very significant upside potential.

Slide 25 speaks to COVID-19. As I already spoke to the volumes we generated during the first 4 months of this fiscal year, that $2.9 billion of what we observed that the stay at home orders put in place in many countries, actually expedited adoption of our platform by many users and that they moved more of their business online to Kratos quickly. For many traders, Kratos was an invaluable tool to deal with the pandemic challenge. We believe that the pandemic is causing less liquidity in the trade finance markets, making our alternative trade finance solution from new sources of lending even more compelling.

So, to the numbers, Slide 27. Okay, our forecast for this year is $7.7 billion in transaction volume. In the first 4 months of this year, we ran at $720 million per month on average. So we’re tracking at least or we’re tracking better than that forecast. You can see that we break our forecast down into 2 parts, trade transaction volume and trade finance volume.

I mentioned the different fee rates. And we’d like to point out that this year our forecast is $7.8 billion for trade transactions and $2.5 billion for trade finance transaction. Folks asked us to provide some perspective on the $2.5 billion in trade finance. We like people to understand that to achieve this, we need to have $1 billion in loans deployed on the platform that turn at 2.5 times per year, since these loans typically have 150-day terms.

We have 10 lenders on the platform, with an estimated $70 billion of assets under management. So we believe there is plenty of dry powder to deliver both our FY 2020 and FY 2021 volumes. We also get lot of questions on M&A. We believe there are some great opportunities for M&A that will be accretive to earnings, but we have not modeled these in our projections.

And we believe this could be a very significant upside for us. So our EBITDA for FY 2021 is forecast to be $122.7 million in revenues and $84.3 million in EBITDA, which I know is very relevant to the conversation that Marat will be having with you about the structure of the deal. Marat?

Marat Rosenberg - President, Netfin Acquisition Corp.

Thanks, Jim. I’d like to wrap-up today’s presentation with details of the transaction, which we think are quite compelling. Jim, if you could help me out to Slide 29, and as I flip through these quickly.

On 29, we note that we expect pro-forma market cap to be approximately $850 million and pro forma enterprise value to be roughly $675 million as the company has no debt. On the numbers, Jim just walked through, this equates an 8 times EV to 2021 EBITDA multiple and a 12 times price to 2021 earnings, which we believe are extremely attractive multiples and at about a 50% discount to comps, which I will talk about in a minute.

In return for giving investors such an attractive entry point. We have structured a deal which allows management to receive 5 million additional shares per year in 2021 and 2022 yearend as they hit their EBITDA numbers and the stock performs.

This structure aligns our interests. With approximately 90% of Triterras’ initial shareholders rolling their equity into the transaction, we have a highly aligned and incentivized management team.

Moving on to Slide 30. Alternative trading systems, transaction solution companies and financial marketplaces all display similar business models to Triterras’, and specifically, nearly all of these have asset-light transaction-based revenue models along with similar attributes. And we think these are the only possible comp groups. Exchanges and alternative trading systems as well as transaction solution companies have the highest correlation, because they have the highest margin and fastest growth like Triterras.

On the next Slide 31, you could see just how favorably Triterras compares to every group in every metrics. It’s growing significantly faster and has meaningfully higher EBITDA margin than the comps.

Now, if you turn on to Page 32, you could see the significant multiple discount at which the transaction is being priced. And this is really across all 3 valuation benchmarks. So looking at EV to 2021 EBITDA, the average comp median is 20 times.

Triterras is being offered at 8 times EV to 2021, as I mentioned, and this represents a 50% discount to all 3 comp groups. So applying these multiples on the trading value, this would impute a $25 stock price.

Now, let’s look at the example on a PE basis. If price to 2021 earnings, the average comparable median is 23.3x, Triterras is being offered at 12 times price to 2021 earnings, which is again about a 50% discount to all 3 comp groups. So applying these multiples on the trading value would impute about a $20 stock price.

So not only Triterras is performing better and growing faster, but it is also being offered at a meaningful discount. And we believe that this current trading price of $10.65 per share presents a very compelling opportunity and entry point for our shareholders. So with this, I want to open up for questions if we have a couple of more minutes. Thank you.

Cody Slach - Senior Managing Director, Gateway Investor Relations

Yeah, thanks, Marat, appreciate that. Unfortunately, we don’t. We’re out of time here on our 25 minute allotted time. But we appreciate all the interest out there. If there are any follow-ups that you’d like with management, feel free to reach out to Gateway. You can just e-mail NFIN@gatewayir. And we’d be happy to answer any of your questions or connect you with management if you don’t have a one-on-one today. Thank you again. Appreciate it.

Forward Looking Statements

This filing pursuant to Rule 425 under the Securities Act Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin Acquisition Corp.’s (“Netfin”) and Triterras Fintech Pte. Ltd’s (“Fintech’s) actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s and Fintech’s expectations with respect to future performance and anticipated financial impacts of their business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin or Fintech following the announcement of the business combination; (2) the inability to complete the business combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the definitive agreement relating to the business combination (the “Business Combination Agreement”); (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to meet Nasdaq’s listing requirements following the business combination; (5) the impact of COVID-19 on Netfin or Fintech; (6) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Netfin, Fintech or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the Registration Statement (as defined below), and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Netfin Holdco, a Cayman Islands exempted company (“Holdco”), has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Netfin’s shareholders in connection with Netfin’s solicitation of proxies for the vote by Netfin’s shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Holdco to be issued in the business combination. Netfin’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials contain important information about the parties to the Business Combination Agreement, Netfin and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Netfin’s shareholders as of a record date to be established for voting on the business combination and other matters as described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in Netfin’s Registration Statement on Form S-1, which was filed with the SEC on July 19, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995. Additional information regarding the interests of such participants is contained in the Registration Statement.